[Foster Wheeler Ltd. Letterhead]

December 22, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, DC 20549

Attention: Ms. Tamara Brightwell

Re:
Foster Wheeler Ltd. and Foster Wheeler LLC
Form S-3/A, filed on December 21, 2004
File No. 333-120076

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, Foster Wheeler Ltd., a Bermuda company, and Foster Wheeler LLC, a Delaware limited liability company, and certain subsidiary guarantors hereby request acceleration of the effective date of their Registration Statement on Form S-3 (File No. 333-120076) to 10:00 a.m., Washington, D.C. time, on Thursday, December 23, 2004, or as soon thereafter as practicable.

        Please call the undersigned at (908) 730-4000 or Tracy Kimmel of King & Spalding LLP at (212) 556-2294 if you have any questions.

FOSTER WHEELER LTD.
By:	/s/ THIERRY DESMARIS Name: Thierry Desmaris Title: Vice President and Treasurer
cc:
Tracy Kimmel
 King & Spalding LLP